UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 14, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – 649 Madison Avenue, LLC

On January 14, 2019 we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $891,000, (the “649 Madison Senior Loan”). The Borrower, 649 Madison Avenue, LLC, a Delaware limited liability company (“649 Madison”), used the loan proceeds to acquire approximately 7,500 square feet of land; 649 Madison intends to apply for renovation permits to construct approximately 3,500 square feet of creative office space for the site located at 649 North Madison Avenue, Los Angeles, CA 90004 (the “649 Madison Property”).

649 Madison is managed by the principal of Barth Partners, Justin Barth, while Steve Ober and Harold Winnett are providing equity (collectively, the “Sponsors”). The Sponsors have partnered on four other projects totaling approximately 50 units valued at approximately $70 million.

The 649 Madison Property is comprised of one parcel, which is improved with an approximately 3,300 square foot warehouse building. We anticipate that upon completion of the renovation, the updated building will have a new HVAC, electrical and plumbing systems, steel windows, new corrugated metal siding, and skylights.

On the original closing date of the 649 Madison Senior Loan, 649 Madison was capitalized with approximately $304,000 of equity capital from the Sponsors.

The 649 Madison Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current on a monthly basis through the maturity date, January 14, 2020 (the “649 Madison Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.75% of the 649 Madison Senior Loan amount, paid directly by 649 Madison.

649 Madison has the ability to extend the 649 Madison Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 649 Madison will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 11.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 649 Madison Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 77.5%. The LTPP ratio is the amount of the 649 Madison Senior Loan divided by the land purchase price. As of its closing date, the 649 Madison Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 77.5%. The LTV ratio is the amount of the 649 Madison Senior Loan divided by the January 2019, third-party appraised value of the 649 Madison Property. There can be no assurance that such value is correct.

The 649 Madison Property is located in the East Hollywood neighborhood of Los Angeles, CA. The site is approximately 5 miles northwest of Downtown Los Angeles, and is within close proximity to parks, shops, restaurants and the Los Angeles City College.

As the 649 Madison Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 17, 2019